Exhibit 99.1

PRESS RELEASE
New Gold Announces 2009 Second Quarter Production and Cash Cost Results

(All figures are in US dollars unless otherwise stated)

July 17, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX – NGD) today announces 2009 second quarter combined gold sales of 68,627 ounces at a total cash cost(1) of $499 per ounce, net of by-product sales. The production and total cash cost(1) information provided are approximate figures and may differ slightly from the second quarter earnings and include results for the period prior to the close of the business combination with Western Goldfields Inc. (“Western Goldfields”) on June 1, 2009.

Second Quarter Highlights

  Combined(2) gold sales of 68,627 ounces at a total cash cost(1) of $499 per ounce sold
  Combined gold production of 72,677 ounces
  Closed business combination with Western Goldfields on June 1, 2009

The Cerro San Pedro and Peak Mines performed as expected during the quarter and for the six months ended June 30, 2009. The Mesquite mine has underperformed which is largely due to equipment availability issues, fewer ounces of gold than expected in an area of the Rainbow pit, and increased consumption of cyanide and lime. The first two issues are in hand, while the increased reagent consumption is necessary to achieve optimum recovery. An additional factor in the increased total cash cost(1) per gold ounce sold at Mesquite is due to a one-time charge in May to convert the haulage fleet from bias ply tires to radial tires. Mesquite will experience the operational and cost benefits of the radial tires for the remainder of 2009 and going forward. In order to catch-up on waste stripping and get the mine plan back on schedule, a mining contractor has been temporarily retained to augment the Mesquite mining fleet.

Robert Gallagher, President and Chief Executive Officer said: “With continued strong performance at Cerro San Pedro and Peak, we are very pleased to see our production increase and cash cost decrease compared to the second quarter of 2008. We continue to maintain our focus on operations, including the current integration of Mesquite, where we have completed a full review and are taking the necessary steps to best position New Gold to achieve its strategic goals.”

2009 Forecast Update

For the combined Company, previously announced 2009 guidance for gold production of 330,000 to 360,000 ounces at a total cash cost(1) per ounce of gold sold, net of by-product sales, of $490 to $510, remains unchanged. For the period of New Gold ownership of Mesquite, the 2009 guidance of the combined company represents gold production of 270,000 to 300,000 ounces at a total cash cost(1) per ounce of gold sold, net of by-product sales, of $470 to $490.

Operations Overview

Mesquite Mine

Gold production for the second quarter at Mesquite was 26,085 ounces compared to 28,524 ounces in the second quarter 2008. Gold production was lower in the second quarter 2009 mainly due to equipment availability, fewer ounces of gold than expected in an area of the Rainbow pit, and lower grades in comparison to the same quarter the prior year. Gold grades were well above the life of mine average in the second quarter 2008 resulting in the higher production, whereas second quarter 2009 gold grade is in-line with the life of mine plan. For the period of New Gold ownership, from June 1-30, 2009, gold production was 9,041 ounces. For the six months ending June 30, 2009, gold production was 59,745 ounces compared to 37,670 ounces produced in the same period in 2008, during the initial ramp-up period.

Total cash cost(1) per ounce of gold sold for the second quarter of 2009 was $647 compared to $548 in the second quarter of 2008. For the period of New Gold ownership, total cash cost(1) per gold ounce sold was $708 in June 2009. Total cash cost(1) increase in the second quarter is mainly attributable to higher operating costs due to an increase in total tonnes moved of 13.9 million versus 12.5 million, and lower production. Total cash cost(1) per ounce of gold sold for the six months ended June 30, 2009 was $607 compared to $667 in the same period last year. The decrease in cash cost(1) year over year is attributable to the production start-up phase at Mesquite in the first half of 2008.

2009 gold production and total cash cost guidance of 140,000 to 150,000 ounces at a total cash cost(1) per ounce of gold sold between $530 and $540 remains unchanged.

Cerro San Pedro Mine

Gold production for the second quarter at Cerro San Pedro was 24,210 ounces compared to 20,653 ounces produced in the second quarter of 2008. The increase in production was due to higher tonnes placed on the pad and increased recovery rate, partially offset by lower feed grade. For the six months ending June 30, 2009, gold production was 44,793 ounces compared to 38,943 ounces produced in the same period in 2008. Silver production for the second quarter was 414,038 ounces compared to 283,749 ounces produced in the second quarter of 2008. For the six months ending June 30, 2009, silver production was 841,477 ounces compared to 512,372 ounces produced in the same period in 2008. The increase in silver production year over year is attributed to higher silver grades mined during the first half of 2009.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the second quarter was $429 compared to $375 in the second quarter of 2008. Total cash cost(1) per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2009 was $483 compared to $426 in the same period last year. The increase in cash cost(1) is due to lower silver prices and higher consumables costs, which were partly offset by higher silver production and the depreciation in the Mexican Peso versus the US dollar.

Second quarter gold production and cash cost are consistent with the 2009 guidance of 90,000 to 100,000 ounces of gold and 1.1 million to 1.3 million ounces of silver at a total cash cost(1) per ounce of gold sold, net of by-product sales, between $550 and $570.

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The Cerro San Pedro sulfide drilling program continued during the second quarter with the completion of six holes totalling 3,576 meters. The drill program is testing the resource potential of a zone of sulfide mineralization that extends from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 meters to the southwest. Since the start of drilling during the fourth quarter of 2008, twelve holes totalling 7,216 meters have been completed. Based on the encouraging results returned from these first twelve holes, a second phase of drilling has been initiated to extend the drilling coverage into the area of the current open pit. The second phase of drilling will involve the completion of an additional 15 holes totalling approximately 10,000 meters as well as, preliminary metallurgical test work and preparation of an updated mineral resource estimate by year-end.

Peak Mines

Gold production for the second quarter at Peak Mines was 22,382 ounces compared to 21,114 ounces produced in the second quarter of 2008. The increase in gold production was due to higher tonnes milled and higher recovery, partially offset by lower grade. For the six months ending June 30, 2009, gold production was 43,011 ounces compared to 46,213 ounces produced in the same period in 2008. Gold production in the first half of 2009 was lower due to a reduction in grade as mining sequenced from lower gold grade to higher copper grade ore bodies. Copper production for the second quarter was 4.27 million pounds compared to 1.24 million pounds produced in the second quarter 2008. For the six months ending June 30, 2009, copper production was 8.08 million pounds compared to 3.41 million pounds produced in the same period in 2008. The significant increase in copper production year over year is attributed to the transition into the Chesney ore body which contains high copper grades.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the second quarter was $364 compared to $472 in the second quarter of 2008. Total cash cost(1) per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2009 was $349 compared to $352 in the same period last year. The decrease in cash cost(1) is primarily due to higher copper revenues, and a favourable Australian dollar exchange rate, which was partially offset by lower gold ounces sold due to increased inventory attributable to the timing of concentrate shipments.

Second quarter gold production and cash cost are consistent with the 2009 guidance of 90,000 to 100,000 ounces of gold and 13 million to 15 million pounds of copper at a total cash cost(1) per ounce of gold sold, net of by-product sales, between $370 and $390.

New Afton Project

New Afton is New Gold's primary development project expected to commence production in the second half of 2012. The project will be an underground block cave mine and concentrator, which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper over a 12 year mine life.

During the second quarter of 2009, the New Afton underground development crews advanced development by 424 metres compared to 195 metres advanced during the first quarter of 2009. An innovative fibrecrete spraying technique was used to fully line one of the vent raises with shotcrete, which completed the support lining for all three ventilation boreholes excavated to date.

Planned surface construction was completed in the second quarter as per the schedule and is expected to resume in early 2011 once the underground development has reached the bottom of the ore body. The mill building was structurally completed and the grinding mill shells were set on cradles during the quarter. Construction activities were completed as planned and contractors have demobilized. Engineering reached 92% completion and will remain at this level until surface construction resumes in 2011.

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Second Quarter Production and Cash Cost Overview

Second quarter and year to date results for 2009 are presented in the table below, for the period of ownership for the Mesquite and Cerro San Pedro mines, following the business combinations with Western Goldfields on June 1, 2009, and Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008, respectively.

	Q2-2009	Q2-2008	YTD 2009	YTD 2008
Gold Production oz
Mesquite	9,041	-	9,041	-
Cerro San Pedro	24,210	-	44,793	-
Peak Mines	22,382	21,114	43,011	46,213
Amapari(3)	-	20,938	13,726	39,139
Total Gold Production oz	55,633	42,052	110,571	85,352
Copper m lbs (Peak)	4.27	1.24	8.08	3.41
Silver oz (Cerro San Pedro)	414,038	-	841,477	-
Gold sales oz	52,890	40,540	108,287	92,240
Total cash cost/oz(1)	$468	$742	$491	$566

Second quarter and year to date results for 2009 are presented in the table below on a combined basis, which include results for the period prior to the business combinations with Western Goldfields on June 1st, 2009 and with Metallica Resources and Peak Gold Ltd on June 30, 2008.

	Q2-2009	Q2-2008	YTD 2009	YTD 2008
Gold Production oz
Mesquite	26,085	28,524	59,745	37,670
Cerro San Pedro	24,210	20,653	44,793	38,943
Peak Mines	22,382	21,114	43,011	46,213
Amapari(3)	-	20,938	13,726	39,139
Total Gold Production oz	72,677	91,229	161,275	161,965
Copper m lbs (Peak)	4.27	1.24	8.08	3.41
Silver oz (Cerro San Pedro)	414,038	283,749	841,477	512,372
Gold sales oz	68,627	85,490	156,739	163,072
Total cash cost/oz(1)	$499	$595	$519	$553

Conference Call-in Details

The second quarter financial results will be issued before market open on Thursday, August 6, 2009. New Gold will hold a conference call to discuss these results at 10:00am Eastern on August 6th. Anyone may join the call by dialling toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. Passcode 4424442. You can listen to a recorded playback of the call after the event until September 18, 2009 by dialling 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #7505820.

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About New Gold

New Gold is an intermediate gold mining company, headquartered in Vancouver, British Columbia, Canada with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The Company is expected to produce between 330,000 and 360,000 ounces of gold in 2009 on a combined basis and between 270,000 and 300,000 ounces of gold in 2009 for the period of ownership, growing to over 400,000 ounces in 2012 and have significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions. For further information on New Gold, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold and Western Goldfields will be able to satisfy the conditions in the business combination agreement, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and management information circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The technical information contained in the press release has been prepared under the supervision of a “qualified person” as defined under NI 43-101, who is employed by New Gold.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning under GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

(2) Includes gold production and sales for the full year of 2009 for the Mesquite Mine which was acquired on June 1, 2009.

(3) Amapari was placed on care and maintenance on January 2, 2009.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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